UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 11-K

For Annual Reports of Employee Stock Purchase,
Savings and Similar Plans Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________.

Commission File Number:  0-16255  (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

______________________________________________________________________________

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. Grant Thornton LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal years ended December 31, 2009 and 2008.

Financial Statements and Report of Independent
Registered Public Accounting Firm

Johnson Outdoors Retirement and Savings Plan

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Johnson Outdoors Retirement and Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Johnson Outdoors Retirement and Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule as listed in the accompanying Table of Contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for

Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Milwaukee, Wisconsin
June 23, 2010

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2009	2008
Investments
Investments, at fair value	$50,773,491	$41,226,659
Loans to participants	1,517,154	1,476,391

Total investments	52,290,645	42,703,050

Contributions Receivable
Participant	10,901	2,554
Company	4,375	1,094

Total receivables	15,276	3,648

Net assets available for benefits at fair value	52,305,921	42,706,698

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(541,443)	789,954

Net assets available for benefits	$51,764,478	$43,496,652

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

	2009	2008
Investment income (loss)
Net realized and unrealized appreciation (depreciation) in fair value of investments	$8,026,249	$(20,607,656)
Interest	116,990	168,924
Dividends	1,062,539	1,831,146

Total investment income (loss)	9,205,778	(18,607,586)

Contributions
Participant	2,171,610	2,692,032
Company	828,952	1,002,250
Rollover	70,852	180,843

Total contributions	3,071,414	3,875,125

Distributions to participants or beneficiaries	(3,915,241)	(5,419,907)
Administrative expenses and investment management fees	(94,125)	(105,773)

Total disbursements	(4,009,366)	(5,525,680)

Net increase (decrease)	(8,267,826)	(20,258,141)

Assets available for benefits:
Beginning of year	43,496,652	63,754,793
End of year	$51,764,478	$43,496,652

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.     General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company” or “Employer”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.     Participation

The following participating employers of the Company participate in the Plan:

●	Johnson Outdoors Inc.
●	Johnson Outdoors Watercraft Inc.
●	Johnson Outdoors Marine Electronics, Inc.
●	Johnson Outdoors Gear LLC
●	Johnson Outdoors Diving LLC

The Plan allows all regular full-time employees, as defined by the Employer, to participate in the Plan on the first day of employment with one of the above-named participating employers.  An employee who is classified as other than a regular full-time employee shall be eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service during which the employee completes 1,000 or more hours of service.

3.     Contributions

The Plan is a two-part plan consisting of a retirement contribution feature and a savings feature.  The retirement contribution feature of the Plan enables eligible participants to accumulate additional funds for retirement purposes.  The retirement contributions made by the Company are discretionary.  Effective September 30, 2009, participation in the retirement contribution feature was extended to eligible employees of Johnson Outdoors Mankato Operations and Old Town Canoe.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN - Continued

3.     Contributions - continued

Pursuant to the savings feature, eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined by the Plan), subject to certain statutory limits.  Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant’s current wages for federal income tax purposes.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option.  Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan.  A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½.  The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.  The Company’s matching contribution is equal to 50% of the first 6% of a participant’s compensation contributed by the participant to the Plan.  The Company made matching contributions of $828,952 and $1,002,250 in 2009 and 2008, respectively.

In addition, the Company may make a deferred profit sharing contribution to the Plan to be allocated to the accounts of eligible participants.  The amount of such profit sharing contributions, if any, is at the discretion of the Compensation Committee of the Board of Directors.  Due to deteriorating economic conditions, the Company made no discretionary profit sharing contributions in 2009 or 2008.

4.     Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the respective business unit’s discretionary contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant’s net account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5.    Vesting

Participant contributions, Company matching contributions, discretionary contributions and investment earnings thereon are 100% vested at all times.

6.     Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account.  Upon death, the account balance will be paid to the participant’s beneficiary or estate.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN - Continued

7.     Loans to Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms may not exceed five years.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Administration Committee.  Principal and interest are paid through payroll deductions.  The outstanding balance of any loan may be prepaid at any time without penalty.  Outstanding loans are considered past due after 30 days.

8.     Investment Options

During 2009 and 2008, participants in the Plan had the ability to self-direct their funds into the following investment options:

Vanguard Total Stock Market Index Fund
PIMCO II Total Return
American Balanced Fund R5
Fidelity Advisor Equity Growth Fund
Capital World Growth and Income Fund R5
T. Rowe Price Small Cap Stock Fund
William Blair International Growth Fund
Johnson Outdoors Common Stock
Harding Loevner Emerging Markets Fund
Putnam Stable Value Fund

In 2009, the Oppenheimer Commodity Strategic Total Return Fund was replaced with the Goldman Sachs Commodity Strategy Fund A and the Vanguard Windsor Fund was replaced with the Riversource Diversified Equity Income Fund.

A participant may invest a maximum of 25% of their post-1994 contributions in the Johnson Outdoors Common Stock fund.

9.     Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors.  In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors.  Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the Putnam Stable Value Fund, a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

2.     Investments

The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.  Loans to participants are valued at their outstanding balances, which approximate fair value.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

The Plan holds an investment in the Putnam Stable Value Fund (“Stable Value”), which is a common/collective trust fund managed by Putnam Fiduciary Trust Company (“PFTC”), as trustee of the fund.  The fund invests primarily in guaranteed investment contracts, or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or externally managed stable value commingled investment funds.  The Stable Value fund may also invest in high-quality money market instruments or other similar short-term investments.  The Plan’s interest in the Stable Value fund is valued based on information reported by PFTC using the audited financial statements of the common/collective trust at year-end.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

3.     Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan.  Participants are required to pay a quarterly $18.75 administrative fee.  Expenses incurred for attorney and audit fees and salary expense incurred by the Company related to the administration of the Plan are paid by the Company.

4.    Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

5.     New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC” or “Codification”).  The Codification will become the single source for all authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009.  The Codification does not change GAAP and did not have an impact on the Plan’s statements of changes or statements of net assets.

In May 2009, new accounting and disclosure requirements for subsequent events were incorporated into U.S. generally accepted accounting principles.  These requirements introduce new terminology, define a date though which management must evaluate subsequent events, and list the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial position date.  See note J for the expanded disclosure related to this standard.

NOTE C - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Under this guidance, valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  This guidance establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE C - FAIR VALUE MEASUREMENTS - Continued

Level 1 - Quoted prices in active markets (e.g. NYSE, NASDAQ, etc.) for identical assets or liabilities.  These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.  These are typically obtained from readily-available pricing sources for comparable instruments and inputs derived from observable market data by correlation or other means.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments:

As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$12,039,284	$-	$-	$12,039,284
Foreign and global	11,397,514	-	-	11,397,514
Fixed income	5,082,323	-	-	5,082,323
Small cap	4,880,444	-	-	4,880,444
Balanced	2,952,804	-	-	2,952,804
Commodities	907,708	-	-	907,708
Total mutual funds	37,260,077	-	-	37,260,077

Common stock:
Consumer discretionary - leisure	453,070	-	-	453,070

Common/collective trust	-	13,060,344	-	13,060,344
Loans to participants	-	-	1,517,154	1,517,154
Total	$37,713,147	$13,060,344	$1,517,154	$52,290,645

As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Description:
Mutual funds	$29,277,833	$-	$-	$29,277,833
Common stock	268,195	-	-	268,195
Common/collective trust	-	11,680,631	-	11,680,631
Loans to participants	-	-	1,476,391	1,476,391
Total	$29,546,028	$11,680,631	$1,476,391	$42,703,050

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE C - FAIR VALUE MEASUREMENTS - Continued

Investments Measured at Fair Value on a Recurring Basis - continued

The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  The valuation techniques used to measure fair value of participant loans above, all of which mature by the end of 2014 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009 and 2008.  The valuation techniques used to measure fair value of the common/collective trust fund are included in note B-2.

The methods described above could produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	Loans to participants
	2009	2008
Balance, beginning of year	$1,476,391	$1,436,132
Purchases, sales, issuances and settlements (net)	40,763	40,259
Balance, end of year	$1,517,154	$1,476,391

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE D - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

Description	2009

PIMCO II Total Return	$5,082,323
American Balanced Fund R5	2,952,804
Fidelity Advisor Equity Growth Fund	4,878,855
Capital World Growth and Income Fund R5	5,547,064
T. Rowe Price Small Cap Stock Fund	4,880,444
Putnam Stable Value Fund*	12,518,901
Vanguard Total Stock Market Index Fund	3,016,138
William Blair International Growth Fund	2,803,000
Harding Loevner Emerging Markets Fund	3,047,450
Riversource Diversified Equity Income Fund	4,144,291

*Amount represents contract value (fair value is $13,060,344)

Description	2008

PIMCO II Total Return	$4,394,014
American Balanced Fund R5	2,537,673
Fidelity Advisor Equity Growth Fund	3,918,637
Capital World Growth and Income Fund R5	4,398,324
T. Rowe Price Small Cap Stock Fund	3,590,374
Putnam Stable Value Fund*	12,470,585
Vanguard Total Stock Market Index Fund	2,391,167
Vanguard Windsor Fund	3,312,564

*Amount represents contract value (fair value is $11,680,631)

As of December 31, 2009 and 2008, the Plan’s investments included approximately 46,374 and 48,133 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE D - INVESTMENTS - Continued

During 2009 and 2008, the Plan’s investments appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$7,778,049	$(19,859,886)
Johnson Outdoors Common Stock	248,200	(747,770)
	$8,026,249	$(20,607,656)

All investments are participant directed.

NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator believes the Plan is operating in compliance, in all material respects, with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statements date.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer (the “trustee”) and investments in Johnson Outdoors Common Stock and other transactions with the Company or plan participants are considered party-in-interest transactions.

NOTE G - RISK AND UNCERTAINTIES

The Plan invests in various securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is preparing an application under the IRS’ Employee Plans Compliance Resolution System (“EPCRS”) process.  The submission addresses an administrative discrepancy that occurred in prior years.  The submission of an application under EPCRS permits a plan sponsor to receive IRS approval of the method of resolution of such discrepancies.  Based upon the Company’s review of the issue, the Company has estimated that the potential contribution to be made related to this matter ranges from $0 to $525,000.

The ultimate impact of this uncertainty on the financial statements is not determinable as of the date of these financial statements.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$51,764,478	$43,496,652
Adjustment from contract value to fair value	541,443	(789,954)
Net assets available for benefits per the Form 5500	$52,305,921	$42,706,698

The following is a reconciliation of investment income per the financial statements to the Form 5500 during the year ended December 31:

	2009	2008
Investment income per the financial statements	$9,205,778	$(18,607,586)
Reverse adjustment from contract value to fair value, prior year	789,954	(227,872)
Adjustment from contract value to fair value, current year	541,443	(789,954)
Investment income per the Form 5500	$10,537,175	$(19,625,412)

NOTE J - SUBSEQUENT EVENTS

The Company adopted a new prototype plan document on January 1, 2010.

The Company evaluated its December 31, 2009 financial statements for subsequent events.  Other than the event previously mentioned, the Company is not aware of any additional subsequent events which would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

	Number of	Current
Identity of issue, borrower, lessor or similar party	shares/units	fair value

Vanguard Total Stock Market Index Fund	113,817	$3,016,138
PIMCO II Total Return	486,347	5,082,323
American Balanced Fund R5	182,047	2,952,804
Riversource Diversified Equity Income Fund	470,942	4,144,291
Fidelity Advisor Equity Growth Fund	104,944	4,878,855
Capital World Growth and Income Fund R5	162,766	5,547,064
Goldman Sachs Commodity Strategy Fund A	146,641	907,708
T.Rowe Price Small Cap Stock Fund	181,160	4,880,444
William Blair International Growth Fund	151,105	2,803,000
Johnson Outdoors Common Stock*	46,374	453,070
Harding Loevner Emerging Markets Fund	70,887	3,047,450
Putnam Stable Value Fund*	12,518,901	13,060,344

Investments, at fair value		50,773,491

Loans to participants, interest rates ranging from 4.25% to 10.5%		1,517,154

Total investments		$52,290,645

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 24th day of June, 2010.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By: /s/ Richard Fiegel
       Richard Fiegel

By: /s/ David Marquette
       David Marquette

By: /s/ Sara Vidian
       Sara Vidian

By: /s/ David W. Johnson
       David W. Johnson

By: /s/ Erik Hokanson
       Erik Hokanson

By: /s/ Elizabeth A. Limpel
       Elizabeth A. Limpel

As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K

23.1	Consent of Grant Thornton LLP